UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2016
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from __________to__________
Commission file number 1-9518

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROGRESSIVE 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
THE PROGRESSIVE CORPORATION
6300 WILSON MILLS ROAD
MAYFIELD VILLAGE, OHIO 44143

REQUIRED INFORMATION

See the attached Financial Statements, with Report of Independent Registered Public Accounting Firm, for The Progressive 401(k) Plan, as of and for the years ended December 31, 2016 and 2015.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plan Administrative Committee, as Administrator of The Progressive 401(k) Plan
		By:	/s/ Jeffrey W. Basch
		Name:	Jeffrey W. Basch
Authorized Signatory

Date:	May 15, 2017

THE PROGRESSIVE 401(k) PLAN

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

As of and for the Years Ended December 31, 2016 and 2015

INDEX

	Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4	-	9

Supplemental Schedule:

Schedule H-Schedule of Assets Held for Investment Purposes at End of Year	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee of
The Progressive Corporation
Mayfield Village, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of The Progressive 401(k) Plan (the “Plan”) as of December 31, 2016 and 2015, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.
MEADEN & MOORE, LTD.

Cleveland, Ohio
May 15, 2017

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

The Progressive 401(k) Plan

	(in thousands)
	December 31
	2016	2015
Assets:

Pending trade settlement	$86	$269

Notes receivable from participants	74,152	70,227

Investments, at Fair Value:
The Progressive Corporation Common
Shares	892,923	800,319
Other investments	2,429,232	2,153,954

Investments, at Fair Value	3,322,155	2,954,273

Net Assets Available for Benefits	$3,396,393	$3,024,769

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

The Progressive 401(k) Plan

	(in thousands)
	Year Ended December 31
	2016	2015
Additions to Net Assets Attributed to:
Contributions:
Employer	$85,328	$78,151
Participants	132,887	120,664
Rollovers	11,185	5,883
	229,400	204,698

Interest income on notes receivable from participants	3,117	2,931

Investment Income:
Net appreciation in fair value of investments	204,210	38,849
Dividends on The Progressive Corporation Common Shares	22,502	18,125
Interest and other dividends	66,340	69,912
Revenue Share - see footnote 2	1,523	1,211

Total Investment Income	294,575	128,097

Deductions from Net Assets Attributed to:
Benefits paid to participants	147,775	154,200
Employee stock ownership plan dividend distribution	7,171	6,045
Other expenses	522	526

Total Deductions	155,468	160,771

Net Increase	371,624	174,955

Net Assets Available for Benefits:
Beginning of Year	3,024,769	2,849,814

End of Year	$3,396,393	$3,024,769

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2016 and 2015

1 Description of the Plan

General:

The Progressive 401(k) Plan (the "Plan") is designed to encourage employee savings and provide benefits upon an employee's retirement, death, disability or termination of employment.

All employees of The Progressive Corporation ("the Company") and certain of its subsidiaries that have adopted the Plan, who have met certain requirements, are eligible to participate in the Plan beginning 31 calendar days after the date of employment ("Covered Employee").

The Plan is currently maintained pursuant to a January 1, 2015 Amendment and Restatement and one amendment thereto.

Contributions:

Participants may contribute to the Plan, on a pre-tax or post-tax basis, any combination up to 99.98% of eligible compensation. However, participants who are classified as "highly compensated employees" under federal tax law are subject to contribution limits that may vary from year to year. Participant contributions are matched 100% by the Company dollar-for-dollar up to 6% of participants' eligible compensation. Company contributions are payable out of net profits.

Various Internal Revenue Code regulations concerning both employee and Company contributions may limit the contribution amounts defined above. The Company has the right to limit these contributions to conform to applicable regulations.

Vesting:

The portion of the participant's account in the Plan attributable to the participant's own contributions, including earnings thereon, vests immediately. Each participant is 100% vested in the Company's matching contributions made on or after January 1, 2009. Prior to January 1, 2009, each participant's interest in the Company's contributions vested based on years of service.

Forfeitures:

Forfeitures of non-vested Company match contributions are held pending reinstatements to former employees hired before January 1, 2008 who are subsequently rehired. The ending Company contribution forfeiture balances for 2016 and 2015 were $25,192 and $41,398, respectively.

Investment Options for Company Match:

Company matching contributions are invested according to participants' elections.

Notes Receivable from Participants:

Participants may borrow up to 50% of their total vested account balance from a minimum of $1,000 up to a maximum of $50,000. Two loans may be outstanding at one time. The highest outstanding balance for prior loans plus any new loans may not exceed $50,000 in a 12-month period. Loan repayment periods range from one to four years. The loans are secured by the balance in the participant's account and bear interest at the same rate throughout the life of the loan.

At the beginning of each calendar quarter, the interest rate applied to new loans during that quarter is set at 1% above the prime rate. This interest rate remains constant over the life of the loan. Principal and interest are paid through bi-weekly payroll deductions. A $35 loan initiation fee and a quarterly maintenance fee of $3.75 are deducted from the participant’s account for each new loan.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2016 and 2015

1 Description of the Plan, Continued

Notes Receivable from Participants, Continued:

Loan repayments may be suspended for up to one year in case of an approved leave of absence. Loans to participants on a leave of absence due to a Qualified Military Leave will be automatically suspended for the period of the Qualified Military Leave.

Participants who terminate employment at the time a loan is outstanding may arrange with the Administrator to continue to repay the loan through automatic or electronic withdrawals or debits from a financial institution known as "ACH" debits.

Loans are valued at unpaid principal plus accrued but unpaid interest. Delinquent participant loans are recorded as distributions on the basis of the terms of the Plan.

2 Summary of Significant Accounting Policies

Recent Accounting Pronouncements:

The Company adopted ASU 2015-07 Disclosure for Investments in Certain Entities that Calculate Net Asset Value ("NAV") per Share at December 31, 2016. Among other changes, the ASU eliminated the requirement to categorize investments for which Fair Value is measured at NAV per share as a practical expedient. Plan management has determined this pronouncement has no impact on the Plan's financial statements or disclosures.

The Financial Accounting Standards Board issued Accounting Standard Update (ASU) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient which is effective for fiscal years beginning after December 15, 2015. The Plan adopted this pronouncement and Part II was applied retrospectively. As a result of the implementation of Part II, investments are now only disclosed by general type, and no further disaggregation is required; individual investments that represent 5% or more of net assets available for benefits are no longer required to be disclosed; and the net appreciation/depreciation for investments by general type is no longer required to be disclosed. As a result of this pronouncement, the Fidelity Managed Income Portfolio II investment no longer meets the criteria of a "Fully Benefit-Responsive Investment Contract" and is reported as a "Common/Collective Trust". See "Investment Valuation and Income Recognition" section below.

Certain prior year amounts have been reclassified to conform with the current year's presentation.

Use of Estimates and Basis of Accounting:

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with generally accepted accounting principles ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and the accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition:

At the close of business on September 11, 2015, the Vanguard Target date funds were moved from Investor shares to Institutional shares.

Effective December 1, 2015, the Fidelity Money Market Trust Retirement Money Market Portfolio changed its name to Fidelity Money Market Trust Retirement Government Money Market II Portfolio.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2016 and 2015

2 Summary of Significant Accounting Policies, Continued

Investment Valuation and Income Recognition, Continued:

Investments are stated at fair value.

The Fidelity Managed Income Portfolio II, a common/collective trust, investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the Portfolio invests in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and maintains a "wrapper" contract issued by a third-party. Fidelity Management Trust Company ("FMTC") seeks to minimize the exposure of the Portfolio to credit risk through, among other means, diversification of the wrap contracts across an approved group of issuers. The Portfolio's ability to receive amounts due pursuant to these contracts is dependent upon the issuers' ability to meet their financial obligations.

Investments in wrap contracts are valued at fair value. These investment contracts provide for withdrawals at fair value including those instances when, in connection with wrap contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts.

The investment contract and fixed income security commitments are backed solely by the financial resources of the issuer. Participant withdrawals and exchanges are paid at book value (principal and interest accrued to date) during the term of the contract. However, withdrawals prompted by certain events (e.g., the Plan’s disqualification under the Internal Revenue Code, substantive Portfolio modification not consented to by the wrap issuer, establishment of another Employer plan that competes with the Plan for employee contributions, etc.) may be paid at market value, which may be less than book value. The portfolio strives to maintain a $1 unit price, but cannot guarantee that it will be able to do so, and its yield will fluctuate.

The investments in The Progressive Corporation Stock Fund and mutual funds are valued at the last reported trade price on the New York Stock Exchange on the last business day of the year. Investments in the Brokerage Accounts are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Investments held in the Self-Directed Brokerage Account consist of common stocks, mutual funds, certificates of deposit, unitized investment funds, corporate and government bonds, preferred stocks, and various rights, warrants and options that are valued on the basis of readily determinable market prices.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Investment securities are exposed to various risks such as interest rate, market, credit and liquidity risks. Market values of securities fluctuate based on the nature and magnitude of changing market conditions; significant changes in market conditions could materially affect the Plan's investments.

The Progressive Corporation Stock Fund is an Employee Stock Ownership Program (ESOP). Security transactions in The Progressive Corporation Stock Fund are recorded on a trade date basis. All other security transactions are recorded on a settlement date basis. The use of a transaction or trade date basis would not have a material effect on the overall Statements of Net Assets Available for Benefits or Changes in Net Assets Available for Benefits as of and for the years ended December 31, 2016 or 2015.

Realized gains and losses on the sale of securities are determined based on the average cost of the securities sold from the Trust’s assets. Realized gains and losses on the distribution of Company common shares are determined based on the historical cost of the shares distributed.

Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on an accrual basis. There have been no changes in the methodologies used at December 31, 2016 and 2015.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2016 and 2015

2 Summary of Significant Accounting Policies, Continued

Investment Valuation and Income Recognition, Continued:

For dividends on The Progressive Corporation common shares, the financial statements reflect the annual dividend of $.8882 with an ex-dividend date of February 1, 2016 and the annual dividend of $.6862 with an ex-dividend date of February 2, 2015. With the ESOP, plan participants have the option to have dividends on vested shares of The Progressive Corporation Stock Fund reinvested or receive those dividends as a cash distribution from the Plan. Dividends are automatically reinvested unless the participant makes an election for a cash distribution.

Fair Value:

The Plan has categorized its financial instruments, based on the degree of subjectivity inherent in the method by which they are valued, into a fair value hierarchy of three levels, as follows:

Level 1: Inputs are unadjusted, quoted prices in active markets for identical instruments that the Plan can access at the measurement date (e.g., U.S. Government obligations and active exchange-traded equity securities).

Level 2: Inputs (other than quoted prices included within Level 1) that are observable for the instrument either directly or indirectly (e.g., certain common/collective trusts and unitized investment funds). This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments, and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable. Unobservable inputs reflect the Plan's subjective evaluation about the assumptions market participants would use in pricing the financial instrument (e.g., certain structured securities and privately held investments).

The composition of the investment portfolio as of December 31 was:

Description	12/31/2016	Level 1	Level 2	Level 3
Mutual Funds	$2,083,481,856	$2,083,481,856	$—	$—
Progressive Stock	892,923,320	892,923,320	—	—
Money Market	40,161,263	40,161,263	—	—
Common/collective Trust	203,246,604	—	203,246,604	—
Brokerage	102,342,142	101,254,248	1,087,894	—
Total	$3,322,155,185	$3,117,820,687	$204,334,498	$—

Description	12/31/2015	Level 1	Level 2	Level 3
Mutual Funds	$1,828,969,805	$1,828,969,805	$—	$—
Progressive Stock	800,319,303	800,319,303	—	—
Money Market	36,275,023	36,275,023	—	—
Common/collective Trust	193,804,789	—	193,804,789	—
Brokerage	94,904,442	93,707,941	1,196,501	—
Total	$2,954,273,362	$2,759,272,072	$195,001,290	$—

For the years ended December 31, 2016 and 2015, there were no significant transfers between Levels 1 and 2.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2016 and 2015

2 Summary of Significant Accounting Policies, Continued

Funding:

Participant and employer contributions are funded on a bi-weekly basis generally coincident with the pay date.

Expenses:

Administrative expenses of the Plan, including trust management, legal and other fees, are paid by the Company and are not expenses paid by the Plan. Investment management fees are expenses of the Plan, but are netted against investment income. Transaction fees for loan initiation, quarterly loan maintenance, exchanges of Company stock and short-term fund trading are paid from assets in participant accounts.

Risks and Uncertainties:

The Plan provides for several investment options, which are subject to various risks, such as interest rate, credit, foreign currency exchange rate, liquidity and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Revenue Share:

Beginning in 2015, for any investment that generates revenue share for Fidelity, Fidelity is returning the revenue share back to the Plan and the Plan credits that revenue to the participants who are invested in those funds. This fee credit is issued to participants quarterly.

3 Participant Accounts

Each participant's account is credited with the participant's contributions and Company match and an allocation of earnings. Allocations are based on the portion of each participant's account balance to the total account balances for all participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants can invest in any of the options offered under the Plan.

The Plan uses the share value method for allocating Plan earnings. The share values are determined on a daily basis.

4 Related Party Transactions

The fund investment options include The Progressive Corporation Stock Fund. This fund consists of the Company’s common shares.

Certain Plan investment choices are Fidelity mutual funds managed by Fidelity Management & Research Company (FMR Co.). Fidelity Management Trust Company (FMTC) is the current trustee and, along with FMR Co., is a subsidiary of FMR Corp. These transactions, therefore, qualify as related party transactions.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2016 and 2015

5 Income Tax Status

The Plan obtained its latest determination letter on September 3, 2015, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2016, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress.

6 Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts, to the extent not already vested.

7 Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. In 2015, Progressive acquired controlling interest in ARX Holding Corp., the parent company of American Strategic Insurance Corp. (ASI). During the third quarter 2017, the assets of two defined contribution retirement plans benefitting ARX employees will be liquidated and merged into The Progressive 401(k) Plan. ARX employees will become participants of The Progressive 401(k) Plan. The two plans to be terminated are the ASI Employee Savings and Retirement Plan and the E-INS, LLC 401K Profit Sharing Plan.

SCHEDULE H-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Part IV Line 4i
The Progressive 401(k) Plan
Plan No. 003
EIN 34-0963169
December 31, 2016

	(b) Identity of Issue,	(c) Description of Investment Including
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(e) Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Value

*	Fidelity	2,907,332.11 shares of Fidelity Low-Priced Stock Fund - Class K	$143,709,426
*	Fidelity	4,066,579.08 shares of Fidelity Diversified International Fund - Class K	135,132,423
*	Fidelity	4,298,526.15 shares of Fidelity Mid-Cap Stock Fund - Class K	148,857,961
*	Fidelity	40,161,263.04 shares of Fidelity Money Market Government II Portfolio	40,161,263
*	Fidelity	203,246,604.12 shares of Fidelity Managed Income Portfolio II Class 3	203,246,604
*1	Fidelity	3,140.08 shares of Fidelity Cash Reserves	3,140
	Brokerage Account	Various Common Stocks	51,018,759
	Brokerage Account	Various Mutual Funds	49,491,779
	Brokerage Account	Various Preferred Stocks	117,047
	Brokerage Account	Various Unitized Investment Funds	1,087,894
	Brokerage Account	Various Rights/Warrants/Options	66,980
	Brokerage Account	Various Certificates of Deposit	55,548
	Brokerage Account	Various Corporate Bonds	344,127
	Brokerage Account	Various Government Bonds	160,008
	American Beacon Advisors	1,942,956.51 of American Beacon Small Cap Value Fund Class Institutional	53,683,888
	Harris Associates L.P.	4,249,711.81 shares of Oakmark Equity And Income Fund Class I	129,276,233
	Pacific Investment Management Company	4,764,516.60 shares of PIMCO Total Return Fund Institutional Class	47,788,102
	The Vanguard Group	2,243,966.44 shares of Vanguard Value Index Fund Institutional Shares	81,298,904
	The Vanguard Group	325,932.82 shares of Vanguard Total International Stock Index Fund Institutional Shares	32,104,383
	The Vanguard Group	1,323,436.89 shares of Vanguard Mid-Cap Index Fund Institutional Shares	47,630,494
	The Vanguard Group	670,694.62 shares of Vanguard Small-Cap Index Fund Institutional Shares	41,428,806
	The Vanguard Group	1,415,952.38 shares of Vanguard Growth Index Fund Institutional Shares	81,148,231
	The Vanguard Group	1,754,284.44 shares of Vanguard Institutional Index Fund Institutional Plus Shares	357,593,339
	The Vanguard Group	8,836,682.82 shares of Vanguard Total Bond Market Index Fund Institutional Shares	94,110,672
	The Vanguard Group	588,744.46 shares of Vanguard Target Retirement Income Fund Institutional Shares	11,910,300
	The Vanguard Group	529,184.85 shares of Vanguard Target Retirement 2010 Fund Institutional Shares	10,694,826
	The Vanguard Group	788,441.84 shares of Vanguard Target Retirement 2015 Fund Institutional Shares	15,887,103
	The Vanguard Group	3,403,519.14 shares of Vanguard Target Retirement 2020 Fund Institutional Shares	68,546,875
	The Vanguard Group	3,342,456.18 shares of Vanguard Target Retirement 2025 Fund Institutional Shares	67,216,794
	The Vanguard Group	6,452,130.14 shares of Vanguard Target Retirement 2030 Fund Institutional Shares	129,365,209
	The Vanguard Group	4,432,580.51 shares of Vanguard Target Retirement 2035 Fund Institutional Shares	88,651,610
	The Vanguard Group	5,035,906.74 shares of Vanguard Target Retirement 2040 Fund Institutional Shares	100,415,980
	The Vanguard Group	3,958,751.55 shares of Vanguard Target Retirement 2045 Fund Institutional Shares	79,056,269
	The Vanguard Group	2,324,176.83 shares of Vanguard Target Retirement 2050 Fund Institutional Shares	46,437,053
	The Vanguard Group	773,307.76 shares of Vanguard Target Retirement 2055 Fund Institutional Shares	15,473,888
	The Vanguard Group	227,446.70 shares of Vanguard Target Retirement 2060 Fund Institutional Shares	4,546,660
	Wasatch Advisors, Inc.	1,294,954.42 shares of Wasatch Small Cap Growth Fund	51,513,287
			2,429,231,865
*	The Progressive Corporation	25,152,769.57 shares of The Progressive Corporation Common Shares	892,923,320
*	Participant Loans	4.25% and 4.50% at various maturities; participant account balances as collateral	74,152,136
			3,396,307,321
*	Party-in-interest
1	Included in The Progressive Corporation Stock Fund for the recordkeeping of fractional shares of stock

THE PROGRESSIVE 401(k) PLAN

EXHIBIT INDEX

EXHIBIT NO. UNDER REG. S-K ITEM 601	FORM 11-K EXHIBIT NO.	DESCRIPTION OF EXHIBIT

23	23	Consent of Meaden & Moore, Ltd., Independent Registered Public Accounting Firm, dated May 15, 2017, to incorporate by reference their report dated May 15, 2017.